UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Harmonic Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
413160102
(CUSIP Number)
Samantha Nasello
Scopia Capital Management LP
152 West 57th St., 33rd Floor
New York, NY 10019
(212) 370-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 9, 2021
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 100,847,272 shares of Common Stock of Harmonic Inc. (the “Issuer”) outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on March 8, 2021. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On April 9, 2021, Scopia Capital and the Issuer entered into a cooperation agreement (the “Cooperation Agreement”). Pursuant to the terms of the Cooperation Agreement, the Issuer agreed that Scopia Capital will have the right at any time prior to the day (such day, the “2022 Deadline”) that is the earlier of (x) 15 business days prior to the deadline for the submission of stockholder nominations of directors for the Issuer’s 2022 annual meeting of stockholders and (y) the day that is 75 days prior to the first anniversary of the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”) to request that the Issuer’s Board of Directors (the “Board”) and each appropriate committee and subcommittee of the Board take all necessary actions to appoint (i) Jerome Lande (or if Mr. Lande is no longer an employee of Scopia Capital, another member of senior management of Scopia Capital designated by Scopia Capital) to serve as a director on the Board (the “Scopia Director”), with the appointment of the Scopia Director to take place within five business days of the completion of a customary background check and director and officer questionnaire, and (ii) one additional “independent” individual designated by Scopia Capital to serve as a director on the Board, subject to such individual satisfying certain agreed criteria (the “New Independent Director”, and together with the Scopia Director, the “New Directors”).  In addition, prior to the expiration of the Standstill Period (as defined below), Scopia shall be entitled to (x) designate a replacement Scopia Director if, following the initial appointment of a Scopia Director, such Scopia Director (or any replacement thereof) is no longer serving as a director for any reason other than as a consequence of such Scopia Director not being included on the slate of nominees recommended by the Board after the 2021 Annual Meeting and (y) designate a replacement New Independent Director if, following the initial appointment of a New Independent Director, such New Independent Director (or any replacement thereof) is no longer serving as a director for any reason.

If any individual is designated as a New Director within 10 business days prior to the Issuer’s filing of its proxy statement for the 2021 Annual Meeting or following such filing but before the 2021 Annual Meeting, then the effective time of the appointment of such individual will be not more than five business days following the 2021 Annual Meeting.  In the event that Scopia Capital designates any New Director at any time before 10 business days prior to the filing of the Issuer’s proxy statement for the 2021 Annual Meeting, then the Board will offer to include such New Director as a nominee for election to the Board on the slate of nominees recommended by the Board in the Issuer’s proxy statement and on its proxy card relating to the 2021 Annual Meeting.  Subject to the terms and conditions of the Cooperation Agreement, Scopia Capital may exercise its right to designate one or both of the New Directors at any time prior to the 2022 Deadline, but such right to designate New Directors (or replacement directors) will end and not be reinstated if at any time Scopia Capital no longer beneficially owns at least 5% of the then-outstanding Common Stock.  Further, Scopia Capital will cause the Scopia Director to promptly offer to resign from the Board if Scopia Capital no longer beneficially owns at least 5% of the then-outstanding Common Stock.

In addition, the Issuer agreed that the Board shall take all necessary actions to: (i) immediately prior to the appointment of any New Director, increase the size of the Board by one seat if necessary; (ii) during the Standstill Period, not increase the size of the Board if doing so would result in the Board having in excess of 12 directors following the appointment of both New Directors to the Board without Scopia Capital’s prior written consent; and (iii) subject to the fiduciary duties of the Board under applicable law, call the Issuer’s 2021 Annual Meeting for no later than June 30, 2021.  Further, pursuant to the Cooperation Agreement, the Board will appoint the Scopia Director to any two committees of the Board of such Scopia Director’s choice, subject to such Scopia Director satisfying the qualification requirements set forth in the applicable committee charter, stock exchange and SEC rules regarding membership of such committee, and will appoint the New Independent Director to serve on one or more of the Compensation Committee, the Audit Committee or the Corporate Governance & Nominating Committee, with the committee selected in the Board’s discretion.  Pursuant to the Cooperation Agreement, the Issuer also agreed that during the Standstill Period (as defined below), the Board will not create any “executive committee” of the Board or delegate to any existing or new committee of the Board responsibilities substantially similar to those of an executive committee.

During the Standstill Period (as defined below), Scopia Capital agreed (among other customary matters) to not: (i) solicit proxies or consents for the election of individuals to the Board or approve stockholder proposals in opposition to the recommendation or proposal of the Board; (ii) form any Section 13(d) group other than with Scopia Capital affiliates or persons or entities previously disclosed in Scopia Capital’s Schedule 13D filing; (iii) other than in a Rule 144 open market sale where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell or agree to sell securities of the Issuer or derivative securities to any person or entity that, to Scopia Capital’s or its affiliates’ actual knowledge, would result in such person or entity having any beneficial or other ownership interest in the aggregate of more than 4.9% of the Issuer’s outstanding Common Stock or would increase the ownership interest of a person already having a greater than 4.9% beneficial or other ownership interest; (iv) effect or seek to effect any Extraordinary Transaction (as defined in the Cooperation Agreement) involving the Issuer; (v) engage in any short sale or any purchase, sale or grant of any option or other derivative security that relates to or derives any significant part of its value from a decline in the market price of the Issuer’s securities; (vi) call or request the calling of any meeting of stockholders; (vii) seek representation on, or nominate any candidate to the Board; (viii) seek the removal of any Board member, (ix) acquire or propose to acquire, including through a Section 13(d) group, any securities of the Issuer or other rights that would result in Scopia Capital and its affiliates owning, controlling or otherwise having any beneficial or other ownership interest of more than 12.9% of the then-outstanding Common Stock in the aggregate and (x) initiate any litigation against or involving the Issuer, its affiliates or subsidiaries, or any current or former directors thereof, subject to certain customary exceptions.

The Issuer and Scopia Capital agreed that the standstill period (the “Standstill Period”) begins on the date of the Cooperation Agreement and ends on the later of (A) the first day that the Scopia Director is no longer serving as a director of the Issuer and Scopia has provided written notice that it will not designate a replacement for such vacancy (to the extent permitted to do so under the terms of the Cooperation Agreement) and (b) the 2022 Deadline.

During the Standstill Period, Scopia Capital agreed to cause all securities of the Issuer beneficially owned by it or any of its affiliates to be present for quorum purposes and to be voted at any annual or special meeting of stockholders, and further agreed that at such meetings or actions by written consent it and they will vote or consent such securities in accordance with the recommendation of the Board.  However, (a) if ISS or Glass Lewis recommends a vote inconsistent with the recommendation of the Board at any annual or special meeting of the Issuer’s stockholders with respect to the Issuer’s “say-on-pay” proposal, then Scopia Capital will be permitted to vote in accordance with the recommendation of ISS or Glass Lewis, and (b) Scopia Capital and its affiliates will be permitted to vote in their sole discretion on any proposals related to any Extraordinary Transaction (as defined in the Cooperation Agreement) involving the Issuer or any action approved by the Board but voted against by the Scopia Director other than with respect to (i) the election of any director to the Board or the removal of any director (other than the New Directors), (ii) the appointment of the Issuer’s auditors, (iii) the approval of any employee incentive plan and (iv) the Company’s “say-on-pay” proposal, subject to clause (a) above.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

On April 12, 2021, the Issuer issued a press release to announce that it has entered into the Cooperation Agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. Subject to the limitations of the Cooperation Agreement, these actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein or previously disclosed in the Schedule 13D, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the Cooperation Agreement in Item 4 is incorporated by reference herein.

The Cooperation Agreement is incorporated by reference as Exhibit 99.1 hereto and is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1
Cooperation Agreement, dated April 9, 2021, by and between Scopia Capital Management LP and Harmonic Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 12, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of April 12, 2021

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By;	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich